Preventing costly industrial machinery failure with Asset Reliability solutions



INVEST IN THE FUTURE OF *ASSET RELIABILITY*

MCARTech

mcartech.com   Munster, IN

| Technology | B2B | SaaS | Infrastructure & Construction |

Highlights

1 ✅ Contracts signed w/ 2 international manufacturing companies, several more in talks

2 🎯 Successfully completed proof-of-concept w/ 3 clients

3 💥 Highly-specialized engineering team w/ 150+ years of combined experience

4 💸 Offer more effective, adaptable solutions at more affordable rates than all major competitors

5 📈 Industrial IoT market valued at $15.8B in '20 -- projected to be $24.4B by 202B; CAGR of 9.15%

Our Team



Kumar R Chatterjee Founder/CEO

Engineer with 40 years of leadership experience in Asset Reliability Management Strategies. Previously at ArcelorMittal, Tata Steel, and Steel Authority of India Ltd.

MCARTech's team of seasoned industry professionals have witnessed the weaknesses in Asset Reliability first-hand over their own extensive careers in plant management and

Asset Reliability first hand over their own extensive careers in plant management and operations. Having dealt with the absence of effective tools to predict equipment failure, our team has pooled together decades of knowledge to develop a game-changing solution.



Om Mandhana CFO

Certified Public Accountant with decades of experience in procurement and supply chain, international business, M&A, manufacturing, cost reduction and sound financial management. Former VP of Procurement & Supply Chain at ArcelorMittal



Dr. Kanishka Aman Singh Co-Founder/COO/Senior Systems Specialist

Engineer with experience in nuclear power station design and control systems of heavy electrical equipment. BTech/MTech from IIT Kanpur, PhD in Electrical Engineering from Iowa State University.



Om Mandhana CFO

Certified Public Accountant with decades of experience in procurement and supply chain, international business, M&A, manufacturing, cost reduction and sound financial management. Former VP of Procurement & Supply Chain at ArcelorMittal



Steve Guzy Senior Technical Advisor

40+ yrs of leadership in steel plant operations and maintenance. Formerly: GM of Primary Operations at Wheeling Pittsburgh Steel, Division Manager of Hot Rolling at US Steel Corp., Plant Manager at Titanium Metals Corp., VP of Operations at JSW Steel



Thierry Olivier Lefevre Senior Technical Advisor

40+ yrs of leadership in cement plant operations and maintenance at various major international companies. Formerly operations management in France/Canada & performance management of multi-sites in Europe and Africa.



Kathleen Boyle Manager Admin and Accounting

7 years of experience in small business accounting, 16 years in teaching.



Fernando Dominguez Lead Software Developer

6 years in software development. Experience in insurance sector as a Senior Developer, DB Administrator, and front-end designer. 3 years as an independent agent developing websites for various industries, such as sales and administration.



Somnath Sen Director Technical and Field Operations

35 years of experience in Design, Development and Engineering of Industrial Control Systems. Previously at Steel Authority of India, Andrew Yule.



Rohan Chatterjee Creative Director

7 years in film production. Writer, director, and editor with experience in independent & short films, commercials, and branded content. NYU Tisch Film grad.

Maximize Reliability. Minimize cost.



Between unexpected downtime, compromised products, machinery replacement, and dangerous workplace conditions, equipment failure can come at immense cost.

We offer our clients **affordable & adaptable industrial Asset Reliability solutions** to prevent these failures. We ensure optimal performance from their machinery and plant operations with our real-time remote monitoring and predictive diagnostic system.



The Problem
MCARTech
RISK
Equipment Reliability ensures "Predictable and Reliable" business performance
In reality, the possibility of unexpected failure is inevitable
Unexpected failures seriously affect safety, availability, product quality and cost
Effective tools for predicting failure are generally absent in the industry

Consequences of Equipment Failure
MCARTech

 · Health and Safety, including loss of human life.

 · Serious violation of environmental safety norms.

 · Serious damage to machinery causing long stoppages, leading to production loss.

 · Significant quality deviations.

 · Missed delivery dates and credibility.

 · Potential cost impact of unexpected failures: 1-3% of Revenue.



Technical discussions with one of MCARTech's clients in Canada.



THE SOLUTION:

ALERT

(Adaptable Leading-Edge Reliability Techniques)

A Cloud-based

Remote Monitoring and Predictive Diagnostics System

Developed by

MCARTech ™
Machinery Cognition & Advanced
Reliability Technologies



The Solution

MCARTech

The Solution Demands:

✓ Continuous real-time condition monitoring of Critical Assets.

✓ Detection of performance degradation at an early stage.

✓ Prediction failures using real-time signals and algorithms (knowledge-based cause-and-effect relationships).

✓ Advance notification with guidance for safe, timely, and accurate countermeasures.



√ Must be specifically suited for equipment installed in hard-to-access locations.

ALERT
does all of the above

COO Dr. Kanishka Aman Singh deploying ALERT inside a client's facility in the US.

The Approach

MCARTech, Inc. utilizes a **two-pronged approach** to improve Reliability Performance in the manufacturing industry.

ARMS
(Asset Reliability Management Strategies)

➡ Step 1

- Assess plant's asset hierarchies and Critical Equipment Reliability Performance status
- Determine the failure modes with potentially severe consequences
- Establish cause and effect driven analytics to model the failure modes (predictive failure diagnostic algorithms)
- Determine the real-time signals involved in the diagnostics

ALERT
(Adaptable Leading-Edge Reliability Techniques)

➡ Step 2

- Deploy ALERT, an in-house developed IIoT-enabled SaaS platform
- Continuously monitor real-time data acquired from sensors installed on equipment and the process
- Upon detection of anomalies by the detection algorithms, ALERT notifies plant personnel with customized notifications

Determine the real-time signals involved in the diagnostics

ALERT notifies plant personnel with customized notifications along with instructions for corrective measures

Benefits of ALERT





Increased revenue is directly proportional to **improved Overall Equipment Effectiveness (OEE)** by improving equipment availability and throughput performance.

1 – 5% per year is achievable

Inevitable cost impact of unplanned stoppages:

Typically, 1 – 3% of revenue

World class benchmark on unplanned cost component: **Less than 10% of the overall maintenance cost is achievable.**

SIGNIFICANT INTANGIBLE BENEFITS

- Lower Asset Insurance exposure.
- Reduce and mitigate environmental regulatory violations.
- Improve Performance and Reduce cost of Employee Health & Safety Programs.
- Generation of corporate wide data on critical equipment performance & benchmarking.
- Enabling on-line collaboration and interactive problem solving within the group plants.

ALERT is a trademark protected by the US Patent and Trademark Office. Some of the diagnostic components are protected by patent protection. The source code is confidential due to the use of executable versions.



ALERT hardware installation inside one of our clients' facilities in India.

Applicable Industries



- Cement Plants
- Steel Plants
- Fixed Assets in Mines & Quarries
- Power Generation & Electrical Substations
- Windmill Farms
- Paper Mills

- Food Packaging Units
- Grain Elevators
- Farming Equipment
- Maritime Ships
- Mobile Industrial Assets: Cranes, Trucks, Excavators, Etc.
- Oil and Gas Plants

AND MANY MORE

Market Analysis





Market Size Value (2020)	USD 15.8 Billion
Revenue Forecast (2025)	USD 24.4 Billion
Growth Rate	CAGR of 9.15% from 2019 to 2025
Key Companies Profiled	ABB; ARMS Reliability; Aspen Technology Inc.; Bentley Systems Incorporated; General Electric; IBM Corporation

North America asset performance management market size, by category, 2014 - 2025 (USD Million)

Predictive Asset Management ■ Asset Reliability Management ■ Asset Strategy Management ■ Others

Source: www.grandviewresearch.com

Source: https://www.grandviewresearch.com/industry-analysis/asset-performance-management-market

---

The Competition



✓ **ALERT is affordable, adaptable, and laser-focused on every plant's unique requirements.**

	MCARTech	GE	Siemens	Rockwell	ABB	Honeywell
Tech Features	✓	✗	—	—	—	✓
Customization	✓	✗	✗	✗	✗	✗
Knowledge Base	✓	—	✓	—	✓	✓
Affordability	✓	—	✗	—	✗	—



Good	Fair	Poor
✓	—	✗

Business Model

Revenue is generated in the form of **monthly subscriptions**.

Subscription model consists of:

- **Licensing fees**
- **Technical Support**

Costs for Contract Execution:

- **Third-party supplied computers, input/output devices, and software**
- **Subcontractor expenses**





The exterior of one of our clients' facilities in Canada.



Our Market Traction
MCARTech
Ongoing Contracts
New Enterprise Stone & Lime Co., Inc.
Evonith
Contracts Under Finalization
Hospet Steels Limited
Evonith
(Expansion)
Technical Discussions in Progress
DANGOTE CEMENT
AMI
BIRLA CORPORATION LIMITED
Initial Revenue-Based POC & Field-Testing Clients
JSW
FORTIS BC
McINNIS CEMENT



Projection of Key Financials
MCARTech

	2022	2023	2024	2025	2026	2027	2028
GROSS REVENUES (million USD)	$0.11	$0.14	$0.30	$0.56	$0.96	$1.47	$2.10
TOTAL EXPENSES (million USD)	$0.24	$0.40	$0.43	$0.49	$0.61	$0.72	$0.89
EBITDA (million USD)	(0.13)	(0.20)	(0.08)	$0.12	$0.41	$0.79	$1.27
EBITDA MARGIN (%)	-120%	-143%	-25%	21%	42%	54%	60%
Net Income / Loss (Million USD) Before Tax	($0.13)	($0.25)	($0.13)	$0.07	$0.36	$0.74	$1.22
Free Cash Flow (FCF) (Million USD)	($0.13)	($0.25)	($0.13)	$0.07	$0.36	$0.62	$0.85

Break Even is Expected in 2025
Gross Revenue
EBITDA Margin
EBITDA
Net Income (Loss)

Forward looking projections cannot be guaranteed.



Milestones/Business Road-Map
MCARTech
2017
2018
2019
2020
2021
2022
2023
Solution Stage
Solution Development
Testing & Field Trials
Commercial Deployments
Technical Feature Enhancements
Ready for Mass Commercial Deployments
Continuous Improvement (New Features)
Milestones
Development Resource in Place
Incorporation
Find Angel Clients for Field Trials
Create Deployment Resource
Start Paid Trial Deployments
Generate Client Contacts
Demonstrations to Prospective Clients
First Paying Customers
Expand Human Resources
Mass Commercial Deployments
Converting Leads
Feature Enhancements
Funding Needs
Using Personal Funding
Using Revenues Generated
$500K External Funding
TODAY


Funding Ask & Use of Capital
MCARTech
MCARTech needs to raise USD 500,000 for the next 18-20 months.
The injection of funds will drive an average revenue growth of about 45% year on year.
Use of Capital
Increased Working Capital Constraints
40%
Increased Marketing Presence
30%
Manpower
20%
Continuous Improvements
10%



Founder Kumar Chatterjee with the plant maintenance team of one of MCARTech's clients in Brazil.


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